AB
7/2

SECUR 13025618)N

DO
6/26/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gate U.S., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Plaza 23rd Floor, Suite 2301
(No. and Street)

New York | NY | 10001
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O'Reilly (212)896-3983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Ferraro, CPA
(Name – *if individual, state last, first, middle name*)

278 Route 34 | Matawan | NJ | 07747
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
7/2/13

OATH OR AFFIRMATION

I, James O'Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

EDWARD THOMAS ASIP
Notary Public - State of New York
NO. 01AS6256198
Qualified in Nassau County
My Commission Expires 2/21/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

278 ROUTE 34
MATAWAN, NJ 07747

(732) 583-6500
FAX (732) 583-0559
michael.ferraro@mrf-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of GATE Technologies, LLC)

Report on the Financial Statements

I have audited the accompanying statement of financial condition of GATE U.S., LLC (the Company) (A Wholly-Owned Subsidiary of GATE Technologies, LLC) as of December 31, 2012, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATE U.S., LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael R. Ferraro, CPA
Matawan, NJ
January 31, 2013

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets	
Cash	$ 10,660
Prepaid expenses and other assets	12,505
Due from parent	87,370
	$ 110,535
Liabilities and Member's Equity	
Accounts payable, accrued expenses, and other liabilities	$ 688
Commitments, contingencies and guarantees:	-
Member's equity	109,847
	$ 110,535

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue		
Commissions	$	442,524
Expenses		
Employee compensation and benefits		86,191
Commissions paid to other broker-dealers		109,000
Consulting Fees		181,000
Regulatory fees and expenses		12,681
Occupancy		15,275
Professional fees		39,998
Other expenses		35,088
Total expenses		479,233
Net loss	$	(36,709)

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Member's Capital	Accumulated Deficit	Member's Equity
Balances, January 1, 2012	$ 658,197	$ (511,641)	$ 146,556
Net Loss	-	(36,709)	(36,709)
Balances, December 31, 2012	$ 658,197	$ (548,350)	$ 109,847

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

		2012
Cash flows from operting activities		
Net loss		$ (36,709)
Adjustments to reconcile net loss to net cash used in operating activites		
(Increase) decrease in operating assets:		
Prepaid expenses and other assets	$ 995	
Increase (decrease) in operating liabilities:		
Other liabilities	(6,945)	
Total adjustments		(5,950)
Net cash used in operating activities		(42,659)
Cash flows from financing activities		
Member contribution		
Due from parent	(17,506)	
Net cash provided by financing activities		(17,506)
Decrease in cash		(60,165)
Cash, beginning of year		70,825
Cash, end of year		$ 10,660

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

Note A – Organization and Operations

GATE U.S., LLC. (the "Company") is a broker-dealer organized in the State of New York on February 3, 2009, and it is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA")., operating as a introducing agent specializing in private placements of securities. The Company is wholly-owned subsidiary of GATE Technologies, LLC (the "Parent").

The Company does not hold funds or securities for customers and does not carry accounts for customers.

The Company has not generated enough revenues to maintain its operations and thus is dependent on the Member to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Member has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

Note B - Summary of Significant Accounting Policies

1) **Basis of presentation:**

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

2) **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

3) **Government and other regulation:**

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note B - Summary of Significant Accounting Policies (Continued)

4) **Cash and cash equivalents:**

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts

5) **Revenue recognition:**

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

6) **Income taxes:**

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

7) **Operating Leases:**

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840.

Note C - Lease Commitments

The Company has one operating lease with the following terms and conditions:

The lease is on a six month renewal ending April 30, 2013 and has a schedule of payments that increase throughout the term and can be terminated without any financial penalty with a thirty day notice.

Note D – Net Capital Rule

The Company as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1of the Securities Exchange Act of 1934, which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company had net capital of $9,972 which was $4,972 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2012, the ratio of Aggregate Indebtedness" to "Net Capital" was 14.49 to 1.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

Note E – Members Capital

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and the member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement.

Note F – Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Note G – Subsequent Events

The Company has evaluated subsequent events through January 31, 2013 the date of the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

278 ROUTE 34
MATAWAN, NJ 07747

(732) 583-6500
FAX (732) 583-0559
michael.ferraro@mrf-cpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of GATE Technologies, LLC)

I have audited the accompanying financial statements of GATE U.S., LLC (A Wholly-Owned Subsidiary of GATE Technologies, LLC) as of and for the year ended December 31, 2012, and have issued my report thereon dated January 31, 2013. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Ferraro, CPA
Matawan, NJ
January 31, 2013

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)

Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital		
Member's equity		$ 109,847
Deductions and/or charges		
Nonallowable assets		
Due from parent	$ 87,370	
Other assets	12,505	99,875
Net Capital		$ 9,972
Aggregate indebtness		
Other accounts payable and accrued expenses		$ 688
Total aggregate indebtness		$ 688
Computation of basic net capital requirement		
Minimum net capital required:		
6-2/3% of aggregate indebtedness or $5,000, whichever is greater		$ 5,000
Excess net capital		$ 4,972
Excess net capital at 1,500 percent		$ 4,972
Percentage of aggregate indebtedness to net capital		6.90%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		0%
Ratio: Aggregate indebtness to net capital		14.49 to 1

No material differences existed between the above computation and the computation included with the Company's corresponding unuadited Form X-17A-5 Part IIA Rule 15c3-1(d)

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GATE Technologies, LLC)

Schedule II
Reconciliation of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
To Company's Corresponding Unaudited Form X-17A-5
Part II Filing as of December 31, 2012

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

Schedule III
Statement on Exemption From the Computation for Determination of
Reserve Requirements and Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2012, the Company did not hold customers' funds or securities.

Schedule IV
Subordinated Borrowings
As of December 31, 2012

As of December 31, 2012 and during the year ended December 31, 2012, the Company did not have any subordinated borrowings.

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

278 ROUTE 34
MATAWAN, NJ 07747

(732) 583-6500
FAX (732) 583-0559
michael.ferraro@mrf-cpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of GATE Technologies, LLC)

In planning and performing my audit of the financial statements of GATE U.S., LLC (the Company) (A Wholly-Owned Subsidiary of GATE Technologies, LLC) as of and for year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-3.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are

REPORT ON INTERNAL CONTROL REQUIRED BYSEC RULE 17a-5(g)(1) (Continued)

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Ferraro, CPA
Matawan, NJ
January 31, 2013

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

278 ROUTE 34
MATAWAN, NJ 07747

(732) 583-6500
FAX (732) 583-0559
michael.ferraro@mrf-cpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of GATE Technologies, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by GATE U.S., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating GATE U.S., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GATE U.S., LLC's management is responsible for the GATE U.S., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

Check Date	Check Number	Payee	Amount
07/19/12	1116	SIPC	$418.11
01/26/13	1177	SIPC	$688.20

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2012 to December 31, 2012, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

January 31, 2013